UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                      THE FLIGHT INTERNATIONAL GROUP, INC.
                       (Name of subject company (issuer))

                      THE FLIGHT INTERNATIONAL GROUP, INC.
                   (Name of person filing statement (offeror))

                        New Common Stock, $.01 par value
                         (Title of class of securities)

                                   476142 104
                      (CUSIP number of class of securities)

                                  David Sandlin
                      The Flight International Group, Inc.
                                 One Lear Drive
                 Newport News/Williamsburg International Airport
                             Newport News, VA 23602
                                 (757) 886-5500
            (name, address and telephone number of person authorized
       to receive notices and communications on behalf of filing persons)

                                 With a Copy to:
                                David N. Feldman
                              Feldman Weinstein LLP
                              420 Lexington Avenue
                               New York, NY 10170

                            CALCULATION OF FILING FEE

       Transaction Valuation*                 Amount of Filing Fee*
       ----------------------                 ---------------------

* Not applicable.

[ ] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
         Amount Previously Paid:
         Form or Registration No.:
         Filing Party:
         Date Filed:

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
         [ ]  third-party tender offer  subject to Rule 14d-1.
         [X]  issuer tender offer subject to Rule 13e-4.
         [X]  going-private transaction subject to Rule 13e-3.
         [ ]  amendment to Schedule 13D under Rule 13d-2.

[ ] Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

Preliminary Communications

Concurrently with the filing of this Schedule TO-C, The Flight International Group, Inc. ("Flight") is filing with the Securities and Exchange Commission a proxy statement (the "Proxy Statement") under Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to a special meeting of shareholders of Flight at which the shareholders of Flight will consider and vote upon a proposal to approve and adopt the asset purchase agreement ("Asset Purchase Agreement") and the transactions contemplated thereby. As described more fully in the Proxy Statement, if the Asset Purchase Agreement is approved and the transactions contemplated thereby are consummated, Flight plans to utilize the net proceeds from such transaction to effect a tender offer to its shareholders (the "Tender Offer") to purchase all of the outstanding shares of its new common stock, par value $.01 per share ("Common Stock"). As soon as practicable following the consummation of the Asset Purchase Agreement, the Company plans to file a combined Schedule TO and Schedule 13E-3 with respect to the commencement of the Tender Offer that will set forth all of the terms of the Tender Offer as the Tender Offer may result in the Company having less than three hundred shareholders.

The section of the Proxy Statement entitled "Plans for the Company after the Sale" reads in its entirety as follows:

"PLANS FOR THE COMPANY AFTER THE ASSET SALE

On August 14, 2002, the Board unanimously approved a plan to make an offer to purchase all of the issued and outstanding shares of the Company's Common Stock, followed by the winding up of the Company's business. The plan is conditioned upon the consummation of the Asset Sale. All net proceeds from the Asset Sale (after deducting expenses and reasonable reserves for liquidation) will be offered to our Shareholders on a pro-rata basis through a tender offer. Contemporaneous with the filing of this proxy statement, the Company has filed a
Schedule 13E-3 (the "Schedule 13E-3") with the SEC in connection with the transactions described herein and the Company's planned tender offer. The Company plans to file a joint Schedule 13E-3/Schedule TO with respect to the tender offer as soon as practicable following the closing and as soon as the terms of the proposed tender offer are known and finalized. If the results of the tender offer are such that we no longer meet the requirements under pertinent SEC laws and regulations to file periodic reports with the SEC, we intend to file an application to deregister our Common Stock and cease our reporting obligations with the SEC."